Appendix D

Forum Funds II

List of Funds

Effective May 11, 2020

Fund	Effective Date
Baywood ValuePlus Fund	December 1, 2013
Acuitas U.S. Microcap Fund	July 1, 2014
ABR Dynamic Blend Equity & Volatility Fund	August 3, 2015
Baywood SociallyResponsible Fund	January 8, 2016
Dundas International Equity Growth Fund	March 1, 2016
Jaguar Global Property Fund	December 16, 2016
Caravan Frontier Markets Opportunities Fund	April 26, 2017
ABR Dynamic Short Volatility Fund	October 2, 2017